Prospectus Supplement No. 10 (to prospectus dated July 22, 2020)	Filed pursuant to Rule 424(b)(3) Registration No. 333-239840

HYCROFT MINING HOLDING CORPORATION

60,867,645 shares of Common Stock

13,489,999 Warrants

37,500,212 shares of Common Stock Issuable upon Exercise of the Warrants

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated July 22, 2020 (the “Prospectus”), related to: (1) the issuance by us of (i) up to 34,289,999 shares of Class A common stock, par value $0.0001 per share (“Common Stock”), of Hycroft Mining Holding Corporation, a Delaware corporation (the “Company,” “we,” “our”), that may be issued upon exercise of warrants, including the public warrants, private placement warrants, forward purchase warrants and PIPE warrants (as such terms are defined in the Prospectus) at an exercise price of $11.50 per share of Common Stock, and (ii) up to 3,210,213 shares of Common Stock that may be issued upon exercise of the Seller warrants (as such term is defined in the Prospectus) at an exercise price, as of the date of this prospectus supplement, of $41.26 per share upon the exercise of 12,721,623 Seller warrants, each currently exercisable into approximately 0.27411 shares of Common Stock, which exercise price and number of shares may fluctuate under the terms of the Seller Warrant Agreement; and (2) the offer and sale, from time to time, by the Selling Securityholders (as defined in the Prospectus) or their permitted transferees of up to (i) 60,867,645 shares of Common Stock, and (ii) up to 13,489,999 warrants to purchase shares of Common Stock, including the private placement warrants, forward purchase warrants and PIPE warrants, with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on January 19, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Stock, our public warrants and our Seller warrants (as defined in the Prospectus) are listed on The Nasdaq Stock Market LLC, or NASDAQ, under the symbols “HYMC,” “HYMCW” and “HYMCZ,” respectively. On January 15, 2021, the last reported sales price of our Common Stock was $7.24 per share, the last reported sales price of our public warrants was $1.40 per warrant and the last reported sales price of our Seller warrants was $0.49 per warrant. The warrants registered hereunder are not currently listed or quoted on any exchange or marketplace and, other than the Seller warrants, which were listed on The Nasdaq Stock Market LLC for trading on September 1, 2020, we do not intend to apply for listing or quotation of such warrants on any exchange or marketplace in the future.

We are an “emerging growth company” under federal securities laws and are subject to reduced public company reporting requirements. Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 8 of the Prospectus, Item 1A of our Quarterly Report on Form 10-Q for the period ended September 30, 2020 (attached to prospectus supplement No. 7 to the Prospectus) and in any applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 19, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT Pursuant

to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 19, 2021

HYCROFT MINING HOLDING CORPORATION

-------------------------------------------------------------------------------------------

(Exact name of Registrant as Specified in Its Charter)

Delaware --------------	001-38387 ----------	82-2657796 ------------------
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

8181 E. Tufts Avenue, Suite 510 Denver, Colorado	80237
-----------------------------------------	----------
(Address of principal executive offices)	(Zip Code)

(303) 253-3267

-------------------------

(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	HYMC	The Nasdaq Capital Market

Warrants to purchase Common Stock	HYMCW	The Nasdaq Capital Market

Warrants to purchase Common Stock	HYMCZ	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 3.03.	Material Modification to Rights of Security Holders.

On January 19, 2021, Hyroft Mining Holding Corporation (the “Company”) issued a notice of adjustments (the “Warrant Adjustment Certificate”) to holders of certain of its warrants (the “Seller Warrants”) issued by Hycroft Mining Corporation (“Seller”) pursuant to that certain Warrant Agreement, dated October 22, 2015 (the “Seller Warrant Agreement”), by and between Seller and Computershare Inc. and its wholly-owned subsidiary, Computershare Trust Company, N.A., a federally chartered trust company, collectively as the initial warrant agent. The Seller Warrant Agreement and the Seller Warrants issued thereunder were assumed by the Company, with Continental Stock Transfer & Trust Company LLC as the successor warrant agent, in connection with the closing of the Company’s business combination on May 29, 2020 between the Company and Seller. The Company has elected to prospectively deem all 2,508,002 shares of the Company’s Class A Common Stock, par value $0.0001 per share (“Common Stock”) authorized for issuance and which may be issued from time to time under the HYMC 2020 Performance and Incentive Pay Plan to be issued to “Restricted Persons” under the Seller Warrant Agreement and prospectively adjust the terms of the Seller Warrants.

In accordance with the adjustment provisions of the Seller Warrant Agreement, (1) the exercise price of each Seller Warrant is decreased from $41.26 per share of Common Stock to $40.31 per share of Common Stock; (2) the number of shares of Common Stock issuable upon exercise of each Seller Warrant is increased from 0.27411 to 0.28055; and (3) as adjusted, the aggregate number of shares of Common Stock issuable upon full exercise of the 12,721,623 outstanding Seller Warrants is increased from 3,487,168 shares to 3,569,051 shares of Common Stock.

The foregoing summary of the Warrant Adjustment Certificate is qualified in its entirety to the terms of the Warrant Adjustment Certificate attached as Exhibit 4.1 to this Current Report on Form 8-K and is incorporated by reference herein.

Item 7.01.	Regulation FD Disclosure.

As previously disclosed in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 6, 2020, the Company completed on October 6, 2020 an underwritten public offering of 9,583,334 units, each unit consisting of one share of Common Stock and one warrant to purchase one share of Common Stock at an exercise price of $10.50 per share (such warrants referred to as the “HYMCL Warrants”). The HYMCL Warrants were issued pursuant to that certain Warrant Agreement, dated as of October 6, 2020, by and between the Company and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent. Nasdaq has approved the Company’s application to list the HYMCL Warrants under the symbol “HYMCL” on The Nasdaq Capital Market with trading to commence on January 25, 2021.

On January 19, 2021, the Company issued a press release announcing both the adjustments to the terms of the Seller Warrants described in Item 3.03 above as well as the listing of the HYMCL Warrants on The Nasdaq Capital Market described in this Item 7.01. A copy of the press release is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated by reference herein.

In accordance with General Instruction B.2 of Form 8-K, the information set forth in Item 7.01 herein and in the press release is deemed to be “furnished” and shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 9.01.	Financial Statements and Exhibits.

(d)         Exhibits

The list of exhibits is set forth on the Exhibit Index of this Current Report on Form 8-K and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit Number	Description
4.1	Warrant Adjustment Certificate, dated January 19, 2021 from Hycroft Mining Holding Corporation to Continental Stock Transfer & Trust Company

99.1	Press Release of Hycroft Mining Holding Corporation dated January 19, 2021 (furnished pursuant to Regulation FD)

104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the inline XBRL document)

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 19, 2021	Hycroft Mining Holding Corporation

	By:	/s/ Stanton Rideout
Stanton Rideout
Executive Vice President and Chief Financial Officer

 Exhibit 4.1

HYCROFT MINING HOLDING CORPORATION

January 19, 2021

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, NY 10004

Attention: Compliance Department

Re:       WARRANT ADJUSTMENT CERTIFICATE

Ladies and Gentlemen:

BACKGROUND

This certificate is given pursuant to Section 5.2 of that certain Warrant Agreement, dated as of October 22, 2015 (the “Warrant Agreement”), between Hycroft Mining Corporation, a Delaware corporation (the “Company”), and Computershare Inc., a Delaware corporation, and its wholly-owned subsidiary, Computershare Trust Company, N.A., a federally chartered trust company, together as Warrant Agent. Capitalized terms used and not defined herein have the meanings ascribed to them in the Warrant Agreement.

On May 29, 2020, pursuant to that certain Purchase Agreement, dated as of January 13, 2020 and amended as of February 26, 2020 (as amended, the “Purchase Agreement”), between the Company, Mudrick Capital Acquisition Corporation, a Delaware corporation (“MUDS”), and MUDS Acquisition Sub, Inc., a Delaware corporation and an indirect, wholly-owned subsidiary of Parent (“Acquisition Sub”), the parties thereto consummated the business combination contemplated thereby, whereby, among other things, Acquisition Sub acquired from the Company the issued and outstanding equity interests of the Company’s direct subsidiaries and Acquisition Sub acquired substantially all of the other assets and assumed substantially all of the liabilities of the Company. In connection with the consummation of the business combination, the Company adopted a plan of dissolution and liquidation and filed a certificate of dissolution with the Secretary of State of the State of Delaware and therefore no longer exists. MUDS was a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. In connection with the consummation of the business combination, MUDS changed its name to “Hycroft Mining Holding Corporation.” MUDS is hereinafter referred to as “HYMC” where the reference is to a time after the consummation of the business combination. Upon consummation of the business combination, (1) HYMC assumed the Company’s liabilities and obligations under the Warrant Agreement and (2) Continental Stock Transfer & Trust Company became the new Warrant Agent under the Warrant Agreement.

On May 29, 2020, the stockholders of HYMC authorized the issuance of up to 2,508,002 shares of HYMC’s Class A Common Stock, par value $0.0001 per share (the “Common Stock) pursuant to the Hycroft Mining Holding Corporation Incentive and Performance Plan (“Incentive Plan”). Potential recipients of awards under the Incentive Plan may be issued to Restricted Persons within the meaning of Section 1.1(aaa) of the Warrant Agreement.

On October 6, 2020, the HYMC completed a registered public offering of 9,583,334 units (the “October 2020 Offering”), at a price to the public of $9.00 per unit. Each unit consisted of one share of HYMC’s Class A Common Stock, par value $0.0001 per share (the “Common Stock) and one warrant to purchase one share of Common Stock at an exercise price of $10.50 per share (the “New Warrants”). Certain of the units were sold in the October 2020 Offering to Restricted Persons within the meaning of Section 1.1(aaa) of the Warrant Agreement and on November 9, 2020, HYMC issued a Warrant Adjustment Certificate reflecting adjustments to the Cheap Stock Factor, exercise price and number of shares into which warrants issued under the Warrant Agreement were exercisable following the October 2020 Offering.

Since up to 2,508,002 shares of Common Stock, including Options or other securities convertible into shares of Common Stock, issuable under the Incentive Plan may be issued to Restricted Persons, HYMC has elected to prospectively deem all shares of Common Stock authorized for issuance under the Incentive Plan as Additional Shares of New Common Stock deemed to be issued to Restricted Persons pursuant to Section 5.1(c)(i) of the Warrant Agreement and to make prospectively the associated adjustments to the Per Warrant Share Number, the Exercise Price and the number of shares of New Common Stock, subject to the expressly reserved right to make readjustments pursuant to Section 5.1(c)(iv)(C) of the Warrant Agreement with respect to authorized shares of Common Stock that are determined not to be issued to Restricted Persons under the Incentive Plan.

Per the Warrant Agreement, the prospective deemed issuance of Additional Shares of New Common Stock would require that an adjustment be made to the Cheap Stock Factor, exercise price and number of shares into which warrants issued under the Warrant Agreement are exercisable.

CERTIFICATION

HYMC has elected to prospectively deem all shares of Common Stock authorized for issuance under the Incentive Plan as Additional Shares of New Common Stock deemed to be issued to Restricted Persons pursuant to Section 5.1(c)(i) of the Warrant Agreement. Accordingly, pursuant to Section 5.2 of the Warrant Agreement, the undersigned executive officer of HYMC, hereby certifies solely in such capacity and not in an individual capacity, on behalf of HYMC, that, as of date first written above:

1.            Stanton Rideout is the duly appointed Executive Vice President and Chief Financial Officer of HYMC.

2.            HYMC has elected to prospectively deem all shares of Common Stock authorized for issuance under the Incentive Plan as Additional Shares of New Common Stock deemed to be issued to Restricted Persons pursuant to Section 5.1(c)(i) of the Warrant Agreement.

The Initial Share Number, the issuance and deemed issuance of 2,508,002 shares of New Common Stock to Restricted Persons, the Cheap Stock Factor, the Cheap Stock Factor adjustment fraction, the Per Warrant Share Number, the Exercise Price and the number of shares of New Common Stock, are as follows:

Cheap Stock Factor Adjustment Fraction [Section 5.1(c)]
Numerator
Initial Share Number	50,160,143

Number of shares of new Common Stock issued in October 2020 Offering	9,583,334
Number of shares of new Common Stock to be issued upon exercise of outstanding warrants, other than Warrants	34,289,898
Initial number of shares of new Common Stock to be issued upon exercise of Warrants pre-adjustments	3,210,213
Number of shares of New Common Stock to be issued upon exercise of October 2020 Offering Warrants	9,583,334
Fully diluted number of shares of Common Stock outstanding immediately prior to issuance or deemed issuance to Restricted Persons of New Common Stock under Incentive Plan	106,826,922
Denominator

(I) Fully diluted number of shares of Common Stock outstanding immediately prior to issuance or deemed issuance to Restricted Persons of New Common Stock under Incentive Plan	106,826,922
Plus
(II) Fully diluted number of shares of Common Stock outstanding immediately after issuance or deemed issuance to Restricted Persons of New Common Stock under Incentive Plan	2,508,002
109,334,924

Cheap Stock Factor Adjustment Fraction	0.97706

The Cheap Stock Factor was therefore reduced by the adjustment fraction of 0.97706 and applying such Cheap Stock Factor adjustment fraction (i) the Exercise Price is reduced, (ii) Per Warrant Share Number is increased, and (iii) the number of shares of New Common Stock to be acquired upon exercise of the Warrants is increased, as follows:

	Pre-Adjustment (upon Assumption)	October Issuance, As Adjusted	Cumulative, As Adjusted
Cheap Stock Factor	1.0000	0.92058	0.89946
Per Warrant Share Number	0.25234	0.27411	0.28055
Exercise Price	$44.82	$41.26	$40.31
Number of shares of New Common Stock to be issued upon exercise of Warrants	3,210,213	3,487,168	3,569,051

DIRECTION TO WARRANT AGENT

Pursuant to Section 5.2(ii) of the Warrant Agreement, you are hereby directed as Warrant Agent to give written notice to each Registered Holder in the manner provided in Section 10.2 of the Warrant Agreement, which notice shall state the information herein provided.

HYCROFT MINING HOLDING CORPORATION

By:	/s/ Stanton Rideout
Stanton Rideout, Executive Vice President and Chief Financial Officer

 Exhibit 99.1

HYCROFT ANNOUNCES LISTING ON NASDAQ OF HYMCL WARRANTS TO PURCHASE COMMON STOCK

DENVER, CO, January 19, 2021 - Hycroft Mining Holding Corporation (Nasdaq: HYMC) (“Hycroft” or the “Company”), today announced (1) the listing for trading of its HYMCL Warrants (defined below) on The Nasdaq Capital Market (“Nasdaq”) commencing with the opening of trading on January 25, 2021 and (2) certain adjustments to the terms of its Seller Warrants (defined below).

Listing of HYMCL Warrants on The Nasdaq Capital Market

On October 6, 2020, the Company completed an underwritten public offering of 9,583,334 units, each unit consisting of one share of the Company’s Class A Common Stock, par value $0.0001 per share (“Common Stock”), and one warrant to purchase one share of Common Stock at an exercise price of $10.50 per share (such warrants referred to as the “HYMCL Warrants”). The HYMCL Warrants were issued pursuant to that certain Warrant Agreement, dated as of October 6, 2020, by and between the Company and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent. Nasdaq has approved the Company’s application to list the HYMCL Warrants under the symbol “HYMCL” on its Capital Market trading platform commencing on January 25, 2021.

Adjustment to Terms of Seller Warrants

On January 19, 2021, the Company issued a notice of adjustments to holders of certain of its outstanding warrants (Nasdaq: HYMCZ) (the “Seller Warrants”) issued by Hycroft Mining Corporation (“Seller”) pursuant to that certain Warrant Agreement, dated October 22, 2015 (the “Seller Warrant Agreement), by and between Seller and Computershare Inc. and its wholly owned subsidiary, Computershare Trust Company, N.A., a federally chartered trust company, collectively as the initial warrant agent.  The Seller Warrant Agreement and the Seller Warrants issued thereunder were assumed by the Company, with Continental Stock Transfer & Trust Company LLC as the successor warrant agent, in connection with the closing of the Company’s business combination on May 29, 2020 between the Company and Seller.  The Company has elected to prospectively deem all 2,508,002 shares of Common Stock authorized for issuance and which may be issued from time to time under the HYMC 2020 Performance and Incentive Pay Plan to be issued to “Restricted Persons” under the Seller Warrant Agreement and prospectively adjust the terms of the Seller Warrants.

In accordance with the adjustment provisions of the Seller Warrant Agreement, (1) the exercise price of each Seller Warrant is decreased from $41.26 per share of Common Stock to $40.31 per share of Common Stock; (2) the number of shares of Common Stock issuable upon exercise of each Seller Warrant is increased from 0.27411 to 0.28055; and (3) as adjusted, the aggregate number of shares of Common Stock issuable upon full exercise of the 12,721,623 outstanding Seller Warrants is increased from 3,487,168 shares to 3,569,051 shares of Common Stock.

About Hycroft Mining Holding Corporation

Hycroft is a US-based, gold and silver producer operating the Hycroft mine located in the world-class mining region of Northern Nevada. The Hycroft mine features one of the largest gold/silver deposits in the world with a low-capital, low-cost process and a 34-year mine life.

Contact:

Diane R. Garrett	Tracey M. Thom
President &	Vice President, Investor Relations
Chief Executive Officer	& Corporate Communication
(210) 621-4200	(303) 524-1948

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the Unites States Securities Exchange Act of 1934, as amended, or the Unites States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included herein and public statements by our officers or representatives, that address activities, events or developments that our management expects or anticipates will or may occur in the future, are forward-looking statements, including but not limited to such things as future business strategy, plans and goals, competitive strengths and expansion and growth of our business. The words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” “target”, “budget”, “may”, “can”, “will”, “would”, “could”, “should”, “seeks”, or “scheduled to” and similar words or expressions, or negatives of these terms or other variations of these terms or comparable language or any discussion of strategy or intention identify forward-looking statements. Forward-looking statements address activities, events or developments that the Company expects or anticipates will or may occur in the future and are based on current expectations and assumptions. These statements involve known and unknown risks, uncertainties, assumptions and other factors which may cause our actual results, performance or achievements to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. These risks may include the following and the occurrence of one or more of the events or circumstances alone or in combination with other events or circumstances, may have a material adverse effect on the Company’s business, cash flows, financial condition and results of operations. Forward-looking statements include, but are not limited to: industry related risks including: fluctuations in the price of gold and silver; uncertainties concerning estimates of reserves and mineralized material; uncertainties relating to the ongoing COVID-19 pandemic; the intense competition within the mining industry and state of Nevada; the inherently hazardous nature of mining activities, including environmental risks; our insurance may not be adequate to cover all risks associated with our business, or cover the replacement costs of our assets; potential effects on our operations of U.S. federal and state governmental regulations, including environmental regulation and permitting requirements; cost of compliance with current and future government regulations; uncertainties relating to obtaining or retaining approvals and permits from governmental regulatory authorities; potential challenges to title in our mineral properties; risks associated with proposed legislation in Nevada that could significantly increase the costs or taxation of our operations; and changes to the climate and regulations and pending legislation regarding climate change; business-related risks including: risks related to our liquidity and going concern considerations; risks related to the heap leaching process at the Hycroft Mine and estimates of production; our ability to achieve our estimated production and sales rates and stay within our estimated operating and production costs and capital expenditure projections; risks related to our limited experience with a largely untested process of oxidizing and heap leaching sulfide ores; the decline of our gold and silver production; risks related to our reliance on one mine with a new process; uncertainties and risks related to our reliance on contractors and consultants; uncertainties related to our ability to replace and expand our ore reserves; the costs related to our land reclamation requirements; availability and cost of equipment, supplies, energy, or commodities; the commercial success of, and risks relating to, our development activities; risks related to slope stability; our ability to raise capital on favorable terms or at all; risks related to our substantial indebtedness, including cross acceleration and our ability to generate sufficient cash to service our indebtedness; uncertainties resulting from the possible incurrence of operating and net losses in the future; risks related to disruption of our business due to the historical chapter 11 proceedings; the loss of key personnel or our failure to attract and retain personnel; risks related to technology systems and security breaches; risks related to current and future legal proceedings; our current intention or future decisions whether or not to use streaming or forward-sale arrangements; risks associated with possible future joint ventures; and risks that our principal stockholders will be able to exert significant influence over matters submitted to stockholders for approval; risks related to our securities, including: volatility in the price of our common stock; risks related to a lack of liquidity in the trading of our common stock and warrants; potential declines in the value of our common stock and warrants due to substantial future sales of our common stock and/or warrants; dilution of an investment in our common stock and warrants; we do not intend to pay cash dividends; and anti–takeover provisions could make a third party acquisition of us difficult. These statements involve known and unknown risks, uncertainties, assumptions and other factors which may cause our actual results, performance or achievements to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are based on current expectations. Although our management believes that its expectations are based on reasonable assumptions, we can give no assurance that these expectations will prove correct. Please see our “Risk Factors” set forth in our Form 8-K/12B under the section titled “Form 10 Information – Risk Factors,” and “Risk Factors” set forth in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, for more information about these and other risks. You are cautioned against attributing undue certainty to forward-looking statements. Although we have attempted to identify important factors that could cause actual results to differ materially from those described in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Although these forward-looking statements were based on assumptions that the Company believes are reasonable when made, you are cautioned that forward-looking statements are not guarantees of future performance and that actual results, performance or achievements may differ materially from those made in or suggested by the forward-looking statements contained in this news release. In addition, even if our results, performance, or achievements are consistent with the forward-looking statements contained in this news release, those results, performance or achievements may not be indicative of results, performance or achievements in subsequent periods. Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this news release speak only as of the date of those statements, and we undertake no obligation to update those statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments.

Listing of HYMCL Warrants on Nasdaq	Page 2
and Adjustment to Terms of Seller Warrants